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:30 Version

Owning real estate has always been smart. It just hasn't always been simple. Now it's both thanks to the Fundrise Flagship Fund.

It's a billion-dollar real estate portfolio designed for long-term investors seeking to strengthen their portfolios with the cash flow and growth potential of private market real estate.

Make your first investment and join the hundreds of thousands of Fundrise Flagship Fund investors by visiting Fundrise.com/SHOWCODE.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

:60 Version

Investing in real estate has always been smart, but it wasn't simple.

Now it's both thanks to the Fundrise Flagship Fund.

The Fundrise Flagship Fund launched more than five years ago with a mission of delivering low-fee access to blue-chip private market real estate. Today, the Fundrise Flagship Fund has grown to manage more than a billion dollars of real estate on behalf of hundreds of thousands of investors, making it one of the largest funds of its kind.

For those who believe real estate has an important role to play in their portfolio strategy, the Fundrise Flagship Fund has positioned itself as both a simple and smart option.

Whether you're starting with ten dollars or ten thousand dollars the Fundrise Flagship Fund makes adding real estate's unique potential for both passive income and consistent growth easy. Just visit Fundrise.com/SHOWCODE to make your first investment today.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Invest In Real Estate With The Fundrise Flagship Fund
Build a diversified real estate portfolio with ease. Fundrise's Flagship Real Estate Fund offers access to industrial facilities, single-family rental homes, and more, all professionally managed for you. Take the first step today at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

Billion Dollar Real Estate Fund: Now Open to Everyone
Historically, billion-dollar real estate funds were built for the ultra-wealthy. With the Fundrise Flagship Fund, you get access to the same opportunities, starting with as little as $10. See how easy it is to start investing at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

Invest in Institutional-Caliber Real Estate
The Fundrise Flagship Fund's billion-dollar portfolio gives you access to deals typically reserved for endowments and sovereign wealth funds—carefully selected and professionally managed to grow your net worth. Take advantage by visiting Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

Balance Your Portfolio with Real Estate
Consistent growth over time is a proven approach to building wealth. The Fundrise Flagship Fund's institutional-caliber real estate can provide balance—even as the stock market zigs and zags. Start investing in minutes and with as little as $10 at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

A New Era of Real Estate Investing is Here
Ready to invest in real estate but afraid of bad tenants and broken toilets? The Fundrise Flagship Fund gives you the benefits of real estate without the headaches of being a landlord. Start with just $10 and see how simple real estate investing can be. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.